MAIL STOP 3561

      July 6, 2005


Mr. William C. Morro
InterAmerican Acquisition Group Inc.
2918 Fifth Avenue South, Suite 209
San Diego, California  92103

Re:	InterAmerican Acquisition Group Inc.
		Registration Statement on Form S-1
      Filed June 6, 2005
		File No. 333-125558

Dear Mr. Morro:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.
2. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.
3. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.
4. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.

Prospectus Summary
5. We note that you may seek a target with a fair market value in excess of 80% of your net assets and that to do so, you may raise additional funds through a private offering of debt or equity but that you have not entered into any such arrangements and have no current intention of doing so. Please expand this disclosure to include not just debt or equity, but any and all other methods of financing.

Risk Factors, page 8
6. Please update risk factor four.
7. Reference is made to risk factor eight. Please identify those persons that may remain with the merged entity and in what capacities. Please provide detailed disclosure in the business section regarding this matter. State how this will be determined and whether this will be a term of the business combination agreement. We may have further comment.
8. We note that the directors have agreed to purchase warrants in the open market following the offering. Clarify whether they are obligated to purchase any specific amount of warrants following the offering. Indicate, later in the prospectus, the specific information that they will look at in determining to purchase warrants in the open market following the offering.
9. Given your intention of possibly acquiring a target in Latin America, please include a risk factor discussing the difficulties of obtaining and enforcing civil liabilities against foreign persons. See Item 101(g) of Regulation S-K.

Use of Proceeds, page 20
10. We note that you have allocated $250,000 towards due diligence of prospective target companies. Considering that current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will perform it.
Proposed Business, page 27
11. Elaborate here, in the Summary and elsewhere as appropriate, on your discussion of the desired attributes as to acquisition candidates to specifically discuss the attributes and criteria, if those attributes and criteria have been established, to be focused upon by the company as well as the rationale and logic behind the attributes and criteria selected (e.g., desired and/or required ranges of annual revenues, EBITDA, net income, etc.).
12. In the paragraph "Sources of target businesses," we note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee and how that fee would be determined.
13. In the paragraph under the heading "Sources of target businesses," we note the disclosure that the company will not pay any finders or consulting fees to the officers, directors or existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the officers, directors and existing stockholders will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.
Discuss whether these individuals or their affiliates may receive fees, such as consulting fees or other compensation, after the business combination. Consider adding a risk factor.
14. In the paragraph under the heading "Sources of target businesses," we note the disclosure that you may engage the services of professional firms that specialize in business acquisitions. Please discuss whether finders` fees or other compensation may be paid from the proceeds not held in trust. If so, please revise the use of proceeds section accordingly.
15. Under the heading "Selection of a target business and structuring a business combination," please address any known or contemplated tax consequences to the company or investors in this offering should you consummate a business combination.
Management, page 37
16. Please include a business description for Advizex
Technologies,
Wellington Cordage and Strategies International.
17. Disclose the business activities of Dr. Sinkin from 2000 to the present.
Principal Stockholders, page 41
18. We note the statement that the individuals named on page 42 "may be deemed to be our parent and promoter." Please clearly indicate that these individuals are your promoters, if true, and name all promoters.
Description of Securities, page 44
19. In the disclosure under the heading "Shares Eligible for Future
Sale," briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement. Underwriting, page 48
20. We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.
21. We note your statement that the underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of our securities. Supplementally, advise us how these transactions comply with Regulation M. We may have further comment.
22. Section 6.2 of the underwriting agreement appears to allow less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. Please explain how the proposed offering may still be considered a firm commitment in light of the language in the underwriting agreement. Please revise the agreement or the prospectus.
Financial Statements
Note 2 - Proposed Public Offering, page F-8
23. Please expand the discussion of the underwriters` purchase option to disclose the significant terms, including the life of the option and the net exercise feature contained in the option. In addition, please tell us how you intend to account for the underwriter`s purchase option in your financial statements and explain your basis for the proposed treatment. As the fair value of the UPO appears to be material to your financial statements, please disclose its estimated fair value and the major assumptions used to value the UPO.
A volatility assumption should be used that is reflective of your proposed industry, in accordance with the principle outlined in paragraph 23 of FAS 123R, and the use of a minimum value method would not be appropriate. As applicable, expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.
Exhibit 23.1
24. Please include an updated consent of the independent accountant with any amendment to the registration statement.
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Don Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	Christopher S. Auguste, Esq.
	Fax: (212) 715-9100

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Mr. William C. Morro
InterAmerican Acquisition Group Inc.
July 6, 2005
P. 1